VIA ELECTRONIC TRANSMISSION

February 8, 2017

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:	The Hartford Mutual Funds, Inc.
The Hartford Mutual Funds II, Inc.
Hartford Series Fund, Inc.
Hartford HLS Series Fund II, Inc.

Ladies and Gentlemen:

On January 20, 2017, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc. (each a “Registrant” and collectively, the “Registrants”) filed a copy of the Investment Company Blanket Bond (the “Fidelity Bond”) for the Registrants, among other documents, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended.  As noted in the January 20, 2017 filing, the Registrants have also retained insurance in excess of the Fidelity Bond (the “Excess Policies”).  This amendment is being filed for the sole purpose of filing the Excess Policies.  Please contact me at (610) 386-1844 if you have any questions.

Sincerely,

/s/ Alice A. Pellegrino
Alice A. Pellegrino
Vice President and Secretary

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

Policy Number: 01-724-82-91	Replacement of: 01-615-80-33

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	HARTFORD SERIES FUND, INC.

Policyholder Address:	CORPORATE RISK MANAGEMENT
ONE HARTFORD PLAZA, HO-GL-09
HARTFORD, CT 06155

Policyholder Domicile:	Connecticut

Insurer Address:	175 Water Street
New York, NY 10038

Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Limit of Liability:	$10,000,000
Total Underlying Limits:	$10,000,000
Policy Period: From:	August 19, 2016
To:	August 19, 2017
Premium:	$18,500

SCHEDULE OF UNDERLYING COVERAGE

Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with “Bold” typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the “Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.

103224 (02/10)	© All rights reserved.

1

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the “Insurer”) and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer’s coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies. This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy. The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY	The Limit of Liability is the aggregate limit of the Insurer’s liability for all coverage under this policy.

NOTICES

Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows: (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiaries and any insureds shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer’s position or potential rights of recovery.

RELIANCE

The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warrant ies, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES

If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	AUTHORIZED REPRESENTATIVE	SECRETARY

COUNTERSIGNATURE	DATE	COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

AON RISK SERVICES NORTHEAST INC

199 WATER STREET

NEW YORK, NY 10038-3526

103224 (02/10)

© All rights reserved.

2

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1.                        To delete the stated SCHEDULE OF UNDERLYING COVERAGE in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Travelers Casualty and Surety Company of America	106574591	$10,000,000 Primary	08/19/2016 to 08/19/2017

103496 (11/09)	© All rights reserved.

2.                        To delete the Definition of “Followed Policy” and replace it with the following:

“Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): ALL

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

103496 (11/09)

© All rights reserved.

2

ENDORSEMENT# 1

This endorsement, effective at 12:01 AM August 19. 2016 forms a part of Policy number 01-724-82-91

Issued to: HARTFORD SERIES FUND. INC.

By:        National Union Fire Insurance Company of Pittsburgh. Pa.

PROTECTED INFORMATION EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss resulting directly or indirectly from the: (i) theft, disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1)         confidential or non-public; or

(2)         personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 001

113027 (10/12)

1

ENDORSEMENT# 2

This endorsement, effective at 12:01 AM August 19. 2016 forms a part of Policy number 01-724-82-91

Issued to: HARTFORD SERIES FUND. INC.

By:        National Union Fire Insurance Company of Pittsburgh. Pa.

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

It is agreed that:

1.                                      Notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss that is an indirect or consequential result of an Occurrence, including but not limited to loss resulting from payment of damages of any type for which the Insured is legally liable.

2.                                      Solely for purposes of this endorsement, “Occurrence” means the occurrence of any of the perils specified in the Insuring Agreements of the Followed Policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 002

113029 (10/12)

1

ENDORSEMENT#  3

This endorsement, effective at 12:01 AM August 19. 2016 forms a part of Policy number 01-724-82-91

Issued to: HARTFORD SERIES FUND. INC.

By:        National Union Fire Insurance Company of Pittsburgh. Pa.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 003

119679 (9/15)

1

ENDORSEMENT# 4

This endorsement, effective 12:01 AM August 19. 2016 forms a part of policy number 01-724-82-91 issued to HARTFORD SERIES FUND. INC.

by        National Union Fire Insurance Company of Pittsburgh. Pa.

LIMIT OF LIABILITY AMENDED

(SINGLE LOSS LIMIT OF LIABILITY WITHOUT AGGREGATE LIMIT)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.                                      The Limit of Liability in the Declarations is deleted in its entirety and replaced with the following:

Limit of Liability: Single Loss Limit of Liability: $10,000,000

2.                                      The LIMIT OF LIABILITY Clause is deleted in its entirety and replaced with the following:

The Insurer’s liability for each Single Loss shall not exceed the Single Loss Limit of Liability set forth in the Limit of Liability section of the DECLARATIONS of this policy.

3.                                      The term “ Single Loss” as used in this policy shall have the same meaning attributed to such term in the Followed Policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 4

M123498 (01/17)

ENDORSEMENT# 5

This endorsement, effective 12:01 AM August 19. 2016 forms a part of policy number 01-724-82-91 issued to HARTFORD SERIES FUND. INC.

by             National Union Fire Insurance Company of Pittsburgh. Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY
113027	10/12	ADDENDUM PROTECTED INFORMATION EXCLUSION
113029	10/12	INDIRECT OR CONSEQUENTIAL LOSS
119679	09/15	EXCLUSION ECONOMIC SANCTIONS
M123498	01/17	ENDORSEMENT
78859	10/01	LIMIT OF LIABILITY AMENDED

FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 005

78859 (10/01)

1

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh. Pa.

Reported under Policy/Bond Number: 01-724-82-91	Date:

Type of Coverage: D&O         E&O         Fidelity             (complete the Fidelity Supplemental on the next page)
Insured’s Name, as given on Policy Declarations (Face Page):

HARTFORD SERIES FUND. INC.

Contact Person:

Title:

Phone: (               )                                         -                                                              Ext

eMail:                                                                                             @

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: AON RISK SERVICES NORTHEAST INC

Address: 199 WATER STREET. NEW YORK. NY 10038-3526

Address:

Contact: JOHN MACKO                                                                               Phone:

eMail: john.macko@aon.com

Send Notice of Claims to:	AIG	Phone:	(888) 602- 5246
	Financial Lines Claims	Fax:	(866) 227- 1750
	P.O. Box 25947	Email:	c- Claim@AIG.com
Shawnee Mission, KS 66225

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh. Pa.

Reported under Policy/Bond Number: 01-724-82-91

Date of Discovery:                                                                            Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery/Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims to:	AIG	Phone:	(888) 602- 5246
	Financial Lines Claims	Fax:	(866) 227- 1750
	P.O. Box 25947	Email:	c- Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

DECLARATIONS EXCESS INSURANCE POLICY

ACCOUNT NUMBER	233788
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	596358018

Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER

Hartford Series Fund One Hartford Plaza HO-GL-09 Hartford, CT 06115	AON RISK SERVICES NORTHEAST INC. 199 WATER STREET 32ND FLOOR NEW YORK , NY 10038

Attn:	John Macko

Item 2.	Policy Period:	8/19/2016 To 8/19/2017
12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3.	Limit of Liability

$5,000,000 maximum aggregate Limit of Liability under the Policy

Item 4.	Schedule of Underlying Insurance:

A. Followed Policy

	Name of Carrier	Policy No	Limits	Ded/Ret Amount

	Travelers Casualty and Surety Company of America	106574591	$10,000,000	$250,000

	B. Underlying Excess Policies:	*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$7,500

Item 6.	Notices of Claims:	All other Notices:

CNA – Claims Reporting
	P.O Box 8317	Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317	CNA Insurance Company
	Email address: SpecialtyNewLoss@cna.com Fax Number: 866-773-7504	125 Broad Street – 8th Floor New York , NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:

	GSL-24999-XX Ed. 01/2011	Follow Form Endorsement
	GSL-43879-XX Ed. 08/2011	Non Aggregated Limit Of Liability For Use With Excess Fidelity Bonds And Commercial Crime

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date:	January 18, 2017

G-22076-B(c) (ED. 06-10)

© CNA All Rights Reserved.

1

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

National Union Fire Insurance Company of Pittsburgh, Pa.	01-724-82-91	$10,000,000	$10,000,000

G-22076-B(c) (ED. 06-10)

© CNA All Rights Reserved.

2

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.                          FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4 . of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds.  The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.                     LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies.  If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.                CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit , but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.                 INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted.The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.                      NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)

© CNA All Rights Reserved.

1

FOLLOW FORM ENDORSEMENT

In consideration of the premium paid for this policy, it is agreed as follows:

It is further understood and agreed that coverage under this policy shall be subject to the provisions of Endorsement #2 – Protected Information Exclusion issued by National Union Fire Insurance Company OF Pittsburgh, Pa. in lieu of any comparable provisions of the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below and expires concurrently with said Policy.

GSL24999XX (1-11)	Policy No:	596358018
Continental Casualty Company	Endorsement No:	1
Insured Name: Hartford Series Fund	Effective Date:	08/19/2016

© CNA All Rights Reserved.

1

NON AGGREGATED LIMIT OF LIABILITY

FOR USE WITH EXCESS FIDELITY BONDS AND COMMERCIAL CRIME

In consideration of the premium paid for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1.                                      Item 3. of the Declarations is deleted in its entirety and replaced with the following:

Item 3. Limit of Liability:

$5,000,000

2.                                      Section II. LIMIT OF LIABILITY is deleted in its entirety and replaced with the following:

The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum Limit of Liability of the Insurer for each loss under this Policy, provided that:

(A)                               all loss caused by or involving any Employee acting alone or in collusion with other persons, or any group of Employees acting together, even if in collusion with other persons, whether the result of a single act or multiple acts; or

(B)                               all loss

i)                                         involving forgery or alteration of financial instruments, caused, or contributed to, by any one person, who is not an Employee, acting alone or in collusion with others, or in which any such person is implicated, whether the loss involves one or more instruments;

ii)                                      not involving an Employee or forgery or alteration of financial instruments caused by (a) a single act, or series of related acts, (b) any act or acts involving one person, or a group of persons acting together , or (c) an act or event, or a series of related acts or events, not involving any identifiable person.

will be treated as a single loss subject to the Limit of Liability set forth in Item 3. of the Declarations.

3.                                      The Policy is amended to add the following new sections:

•                                          DEFINITIONS

Employee shall have the same definition as set forth in the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issuded by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL43879XX (8-11)	Policy No:	596358018
Continental Casualty Company	Endorsement No:	2
Insured Name: Hartford Series Fund	Effective Date:	08/19/2016

© CNA All Rights Reserved.